SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Blue Coat Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09534T508
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
                (b)     [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
3,074,680

8SHARED VOTING POWER
0

9.SOLE DISPOSITIVE POWER
3,074,680

10.SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,074,680

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
                (b)     [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHARED VOTING POWER
1,432,879

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
1,432,879

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,432,879

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
                (b)     [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHARED VOTING POWER
1,432,879

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
1,432,879

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,432,879

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%

14.TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.0001 par value (the "Common Stock"), of Blue Coat Systems, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of March 11, 2011 and amends and supplements the Schedule 13D filed on December 16, 2010 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital                         $44,748,904

Elliott International Working Capital $66,855,490

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott Associates individually beneficially owns 3,074,680 shares of Common Stock consisting of: (i) 955,218 shares of Common Stock, (ii) a Senior Convertible Note due June 2, 2013 (the “Convertible Note”) convertible into 1,926,784 shares of Common Stock, and (iii) warrants (the “Warrants”) exercisable for 192,678 shares of Common Stock.  Elliott Associates owns the Convertible Note and Warrants through Manchester Securities Corp., a wholly-owned subsidiary.  The 3,074,680 shares of Common Stock individually beneficially owned by Elliott Associates constitute approximately 6.7% of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 1,432,879 shares of Common Stock, which constitute approximately 3.3% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 4,507,559 shares of Common Stock constituting 9.9% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott (through Liverpool) and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) with respect to 108,000 and 162,000 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.2% and 0.4% of the shares of Common Stock of the Issuer, respectively).  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above and in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 11, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price ($) per Share (excl. of commissions)
18-Jan-2011	Common	40	30.350000
19-Jan-2011	Common	20,560	28.281400
19-Jan-2011	Common	4,000	30.249700
20-Jan-2011	Common	1,800	27.904000
20-Jan-2011	Common	10,000	27.767500
20-Jan-2011	Common	10,000	28.223600
20-Jan-2011	Common	10,000	27.539900
20-Jan-2011	Common	32,000	28.270800
20-Jan-2011	Common	50,000	28.290400
20-Jan-2011	Common	20,000	28.534600
20-Jan-2011	Common	10,000	28.277300
20-Jan-2011	Common	2,294	28.394000
21-Jan-2011	Common	20,000	28.233200
21-Jan-2011	Common	10,000	28.398200
27-Jan-2011	Common	(10,000)	28.949800
27-Jan-2011	Common	(10,000)	29.109600
28-Jan-2011	Common	10,000	28.138300
01-Feb-2011	Common	(6,903)	29.112300
02-Feb-2011	Common	(3,097)	29.124100
03-Feb-2011	Common	(6,193)	29.750400
04-Feb-2011	Common	(3,807)	29.906500
04-Feb-2011	Common	(5,473)	30.025300
07-Feb-2011	Common	(16,567)	30.521300
08-Feb-2011	Common	(854)	30.569600
11-Feb-2011	Common	(876)	31.134200
14-Feb-2011	Common	(360)	31.299000
15-Feb-2011	Common	(946)	30.873300
17-Feb-2011	Common	(10,000)	30.646300
17-Feb-2011	Common	2,000	29.250000
17-Feb-2011	Common	8,000	27.500000
18-Feb-2011	Common	6,800	28.768700
18-Feb-2011	Common	36,800	28.863700
18-Feb-2011	Common	16,000	28.688200
18-Feb-2011	Common	10,000	28.230800
18-Feb-2011	Common	7,820	28.088500
22-Feb-2011	Common	10,000	27.786700
22-Feb-2011	Common	10,000	27.550000
22-Feb-2011	Common	2,000	27.189800
25-Feb-2011	Common	4,000	27.522700
01-Mar-2011	Common	10,000	26.989200

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price ($) per Share (excl. of commissions)
18-Jan-2011	Common	60	30.350000
19-Jan-2011	Common	30,840	28.281400
19-Jan-2011	Common	6,000	30.249700
20-Jan-2011	Common	2,700	27.904000
20-Jan-2011	Common	15,000	27.767500
20-Jan-2011	Common	15,000	28.223600
20-Jan-2011	Common	15,000	27.539900
20-Jan-2011	Common	48,000	28.270800
20-Jan-2011	Common	75,000	28.290400
20-Jan-2011	Common	30,000	28.534600
20-Jan-2011	Common	15,000	28.277300
20-Jan-2011	Common	3,442	28.394000
21-Jan-2011	Common	30,000	28.233200
21-Jan-2011	Common	15,000	28.398200
27-Jan-2011	Common	(15,000)	28.949800
27-Jan-2011	Common	(15,000)	29.109600
28-Jan-2011	Common	15,000	28.138300
01-Feb-2011	Common	(10,354)	29.112300
02-Feb-2011	Common	(4,646)	29.124100
03-Feb-2011	Common	(9,289)	29.750400
04-Feb-2011	Common	(5,711)	29.906500
04-Feb-2011	Common	(8,210)	30.025300
07-Feb-2011	Common	(24,850)	30.521300
08-Feb-2011	Common	(1,282)	30.569600
11-Feb-2011	Common	(1,313)	31.134200
14-Feb-2011	Common	(540)	31.299000
15-Feb-2011	Common	(1,418)	30.873300
17-Feb-2011	Common	(15,000)	30.646300
17-Feb-2011	Common	3,000	29.250000
17-Feb-2011	Common	12,000	27.500000
18-Feb-2011	Common	10,200	28.768700
18-Feb-2011	Common	55,200	28.863700
18-Feb-2011	Common	24,000	28.688200
18-Feb-2011	Common	15,000	28.230800
18-Feb-2011	Common	11,730	28.088500
22-Feb-2011	Common	15,000	27.786700
22-Feb-2011	Common	15,000	27.550000
22-Feb-2011	Common	3,000	27.189800
25-Feb-2011	Common	6,000	27.522700
01-Mar-2011	Common	15,000	26.989200

All of the above transactions were effected on the open market.